Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

July 30, 2009

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:  John Reynolds

Re:	Cenveo, Inc.
Amendment No. 1 to Form S-4 Filed July 10, 2009 by Cenveo, Inc.
File No. 333-159515

Ladies and Gentlemen:

On behalf of our client, Cenveo, Inc. (“Cenveo”), set forth below are responses to the comment letter dated July 17, 2009 from John Reynolds to Robert G. Burton, Sr. regarding the above-captioned registration statement/prospectus filed by Cenveo under the Securities Act of 1933, as amended.  The numbered paragraph and heading below corresponds to the heading and number in the comment letter.  For your reference, following each numbered paragraph, we have reproduced in italics the comment that corresponds thereto.

 Registration Statement Cover Page

1.           We reissue comment two of our letter dated June 25, 2009.  If you have included the name, address, including ZIP code, and telephone number, including area code, of your agent for service, please label it as such.

The requested information has been included on the registration statement cover page.

 Cover Page

2.           We reissue comment five of our letter dated June 25, 2009.  Please provide an estimate of the total value of the proposed consideration Cenveo will pay for Nashua, or a range of the total value of the proposed consideration, and clearly explain the method used to determine the price.

The requested disclosure has been provided on the first page of the prospectus.

Summary, page 1

3.           We reissue comment eight of our letter dated June 25, 2009.  Please clearly disclose the amount and percent of shares owned by officers, directors and affiliates of Nashua, and state the vote required for approval of the proposed transaction.  See Item 3(h) of Form S-4.

The requested disclosure has been provided on page 2 of the prospectus.

The Merger, page 21
Nashua Unaudited Financial Projections, page 28

4.           Please revise your table at page 29 to include projections for net income (loss) and earnings (loss) per share for each period presented, as these items are generally considered to be of primary importance to investors.  Refer to Item 10(b)(2) of Regulation S-K for additional guidance.

The requested disclosure has been provided on page 29 of the prospectus.

5.           Please revise your disclosure of Adjusted EBITDA at page 29 to include the presentation of the most comparable financial measure or measures calculated in accordance with GAAP and a reconciliation of both historical and projected Adjusted EBITDA to this measure.  See Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K.

The requested disclosure has been provided on page 29  of the prospectus.

6.           Please explain to us why ‘Net Sales’ of $263.5 million for fiscal year ended December 31, 2008 within the table at page 29 does not agree to ‘Net Sales’ of $264.9 million at your Consolidated Statement of Operations on page F-13.  Please revise your table or add a reconciliation noting the difference(s).

The figure for ‘Net Sales’ for the fiscal year ended December 31, 2008 listed on page 29 was inadvertently listed as $263.5 million as a result of a typographical error.  ‘Net Sales’ for the fiscal year ended December 31, 2008 were $264.9 million.  The disclosure in the table on page 29 has been revised to show ‘Net Sales’ for the fiscal year ended December 31, 2008 of $264.9 million.

Opinion of Nashua’s Financial Advisor, page 31

7.           We note your response to comment 13 of our letter dated June 25, 2009.  Please describe in further detail the instructions given by Nashua to Lincoln and any limitation imposed by Nashua on the scope of the investigation.

The requested disclosure has been provided in the first paragraph under “Opinion of Nashua’s Financial Advisor” on page 31 of the prospectus.  Please note that there were no instructions given to Lincoln by Nashua in connection with the preparation and issuance of Lincoln’s fairness opinion and Nashua did not impose any limitation on the scope of Lincoln’s investigation.

8.           We note your response to comment 14 of our letter dated June 25, 2009.  You state on pages 33 and 41 that “[t]he historical stock trading analysis was analyzed relative to the terms of the merger as background to determine the fairness of the transaction.”  Please explain how this analysis was used as background to determine the fairness of the transaction.

The requested disclosure has been provided on pages 33 (under “Nashua Analysis--Historical Stock Trading Analysis”) and 41 (under “Cenveo Analysis--Historical Stock Trading Analysis”) of the prospectus. Please note that Lincoln compared the historical stock trading of

Nashua and Cenveo to the terms of the merger to evaluate the implied premium of the merger consideration to Nashua’s stock price as one of the many factors Lincoln considered to determine the fairness of the transaction at the time the fairness opinion was delivered.

9.           We note your response to comment 15 of our letter dated June 25, 2009, and we reissue the comment in part.  Please clarify how you determined these were comparable acquisitions in light of the fact that the criteria that the equity value of the transactions were less than $500 million, whereas fee table indicates that the maximum equity value of this transaction is approximately $33 million.

The requested disclosure has been provided on pages 34 and 38 (in each case under the caption “Nashua Analysis--“Premiums Paid Analysis”) of the prospectus.  Please note that for its Premiums Paid Analysis, Lincoln initially searched for transactions with an equity value and other transaction characteristics comparable to those of the proposed transaction.  Lincoln determined that the number of transactions with similar characteristics involving publicly traded companies with available stock trading and financial information at equity values similar to the approximate equity value in the proposed transaction would not be as statistically significant as a larger sample size that included transactions with similar characteristics but with equity values up to $500 million. Lincoln determined that, despite any differences in equity values, the transactions included in its premiums paid analysis were comparable transactions to the proposed transaction because of the other characteristics of the transactions evaluated (as set forth on page 34 of the prospectus), including the presence of a public buyer and target as well as mixed stock and cash consideration, and therefore included the premiums paid analysis in its fairness opinion as one factor in its overall analysis of the fairness of the proposed transaction.

10.           We note the disclosure added in response to comment 16 of our letter dated June 25, 2009.  Please explain in greater detail how you determined that “for purposes of this analysis [these companies] may be considered similar to certain operations of Nashua,” especially given the greater revenues and EBITDA of these companies as compared to Nashua.  In addition, disclose the revenues and profits of the target companies in the selected transactions analysis.

The requested disclosure has been provided on page 38 (under the caption “Nashua Analysis--Selected Publicly Traded Company Analysis”) of the prospectus.  Please note that Lincoln determined that the public companies included in its selected publicly traded companies analysis could be considered similar to certain operations of Nashua despite the greater revenues and EBITDA of these companies as compared to Nashua because Nashua is not directly comparable to any public company due to its size and business segments.  A majority of Nashua’s competitors and most comparable companies are either smaller in size, privately owned and/or are divisions of larger public companies, and information about such companies was not always available.  As a result, Lincoln used its experience and judgment to select public companies that were similar to Nashua from the information available.

11.           We note your response to comment 19 of our letter dated June 25, 2009.  Please describe how Lincoln’s contingent fee will be determined, based on the sale price of the acquisition, and state the maximum fee that may be paid.

The requested disclosure has been provided in the last full paragraph of “Opinion of Nashua’s Financial Advisor” on page 44 of the prospectus.  Pursuant to the terms of the engagement letter dated January 9, 2008 (as amended on March 19, 2009), Nashua has agreed to pay Lincoln a transaction fee of $250,000.00 plus 1.0% of the Sale Price (as defined in the engagement letter) of the acquisition.  The transaction fee will be payable upon completion of the merger.  Sale Price generally means the aggregate consideration paid by Cenveo to the equity owners of Nashua, plus the value of Nashua’s debt, underfunded pension liability, and certain other liabilities outstanding immediately prior to the closing of the merger.  For the purpose of determining aggregate consideration paid by Cenveo, the value of Cenveo’s common stock will be determined by calculating the average closing price of Cenveo’s common stock for the ten trading days prior to the date on which the merger is completed.  The value of Nashua’s underfunded pension liability will be determined using a formula based upon the discounted present value of projected future minimum cash contributions on an after-tax basis, using projections determined by Nashua and their pension consultant.  The value of debt and other liabilities will be generally equal to book value. The exact amount of the transaction fee will not be known until the date on which the merger is completed but we estimate it will be approximately $850,000.00.  There is no maximum fee that may be paid by Nashua. In addition, Nashua has agreed to reimburse Lincoln for its expenses incurred, including attorneys’ fees, and disbursements.  Lincoln also received a non-contingent fee of $150,000 to render the fairness opinion to the board of directors of Nashua.

Interests of Nashua’s Directors and Executive Officers in the Merger, page 46

12.           We reissue comment 22 from our letter dated June 25, 2009.  Please disclose the stock ownership on an individual basis, rather than as a group.  Also, provide the information as of the most recent practicable date and update as needed.  In addition, clearly state the amount of equity compensation awards held by each individual.  Lastly, clarify the “certain payments” that Nashua executive officers may become entitled to upon consummation of the transaction.

The requested disclosure has been provided on pages 46 to 48 of the prospectus.  Note in particular that stock ownership on an individual basis has been disclosed under “Share Ownership of Nashua’s Directors and Executive Officers” on page 46, the amount of equity compensation awards has been disclosed under “Equity Awards Held by Nashua Directors and Executive Officers” on page 47 of the prospectus and the information about “certain payments” now includes a specific cross-reference to the discussion of “Change of Control and Severance Agreements” on page 49 of the prospectus.

13.           We note your response to comment 22 of our letter dated June 25, 2009.  Regarding Cenveo restricted shares, you state on page 47 that “[t]he performance targets applicable to the restricted shares will be equitably adjusted in the merger in accordance with Exhibit B to the merger agreement.”  Please disclose these adjustments in your “Impact on Equity Awards” discussion on page 47.

The requested disclosure has been provided on page 48 of the prospectus under the caption “Impact on Equity Awards.”

Tax Consequences of the Merger, page 64

14.           We note your response to comment 24 of our letter dated June 25, 2009, which states that there are “facts that will not be known prior to the closing of the transaction” upon which the tax opinion is dependent.  This disclosure is unclear.  Please tell us the specific facts and/or uncertainties that prevent counsel from providing a definitive opinion.

We provided in our letter to you dated July 22, 2009 a response to your comment #14.  We have also added a new risk factor on page 16 of the prospectus, updated the disclosure under the caption “United States Federal Income Tax Consequences of the Merger -- Tax Consequences of the Merger” and filed new opinions as Exhibit 8.1 and Exhibit 8.2.

Information About Nashua, page 69

15.           We note your response to comment 27 of our letter dated June 25, 2009.  Please specifically name the sole supplier of any raw materials.

The requested disclosure has been provided on page 71 of the prospectus with respect to Nashua’s Specialty Paper Products segment.  Please note that there are no sole suppliers to Nashua’s Label Products segment, and the language on page 70 of the prospectus has been revised to make this clear.

16.           We note your response to comment 28 of our letter dated June 25, 2009.  Please state the methods of competition for dry-gum paper and indicate your competitive position relative to Troy Laminating and Coating, Inc.

Please refer to the revised disclosure provided on page 70 of the prospectus.  Please note that Nashua does not possess any market share data relative to Troy Laminating and Coating or the dry-gum paper industry as a whole.  Troy Laminating and Coating is a private company and as a result, Nashua does not have access to any information with respect to its size, operations or financial condition.  Nashua and Troy Laminating and Coating compete for the same dry-gum paper customers.  Dry-gum paper is a declining industry due to the presence of preferable alternative products and as a result does not lend itself to a determination of competitive position.

NASHUA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, page 75

17.           We note on page 88 that a third putative class action challenging the merger was filed on June 12, 2009.  Please disclose the nature and amount of relief sought in this legal proceeding.

The requested disclosure has been provided on pages 11 and 88 of the prospectus regarding the relief being sought.

Security Ownership of Certain Beneficial Owners, page 92

18.           Please update the information as of the most recent practicable date.

The information on pages 92 to 95 of the prospectus has been updated as of the most recent practicable date.

Annex A, Agreement and Plan of Merger dated as of May 6, 2009 among Cenveo, Inc., NM Acquisition Corp. and Nashua Corporation

19.           We reissue in part comment 35 of our letter dated June 25, 2009.  It appears that the performance targets as set forth in Exhibit B would be material.  Please revise to include Exhibit B.  This comment also applies to the Form 8-K filed by Nashua on May 7, 2009.

Exhibit B to the merger agreement has been filed as an attachment to the merger agreement included in the prospectus.  Concurrently herewith, Nashua is filing an amended Form 8-K to include the requested disclosure.

Form 10-K filed March 19, 2009

20.           We note your responses to comments 40 through 48 and comments 50 and 51 of our letter dated June 25, 2009, in which you proposed to provide additional disclosures in future filings.  Please file an amended Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009 that provide the disclosures addressed in your respective responses, as applicable.

Concurrently herewith, Cenveo is filing an amended Form 10-K for the year ended December 31, 2008 and an amended Form 10-Q for the quarter ended March 31, 2009.  The amendments reflect the disclosures addressed in the responses to the comments referred to above.

Proxy Statement on Form 14A filed April 6, 2009
Non-Management Directors’ Compensation for Fiscal 2008, page 8

21.           We reissue comment 52 of our letter dated June 25, 2009.  We note that the RSUs vest over a period of time.  Given that vesting nature, please disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See the Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Item 11 of Part III of the amended 10-K filed concurrently herewith (see response to your comment #20) includes the information required by Item 402(k)(2) of Regulation S-K and provides the requested disclosure under the caption “Non-Management Directors’ Compensation for Fiscal 2008.”

22.           We note your responses to comments 53 and 54 of our letter dated June 25, 2009.  Please address your response to both of these comments in your amended Form 10-K.  The fact that no bonuses were actually paid does not mean that disclosure of the targets is not material to investors.  Please revise accordingly.  In addition, please disclose the portion of the bonus that was linked to the accomplishment of the specific goals for each executive’s area of responsibility.  In your response please also clarify the target bonus opportunity, as a percentage of base salary, for each named executive.

Item 11 of Part III of the amended 10-K filed concurrently herewith (see response to your comment #20) provides the requested disclosure under the caption “Compensation of Executive Officers -- 2008 Bonuses.”

Form 8-K filed April 27, 2009

23.           We note your response to prior comment 55 of our letter dated June 25, 2009 and we reissue the comment.  Generally, when a company determines that an agreement is material under Item 601 of Regulation S-K, it must file that agreement in its entirety including all schedules, exhibits and attachments, irrespective of whether any individual schedule, exhibit or attachment is material on a stand-alone basis.  Please file this agreement in its entirety.

Concurrently herewith, Cenveo is filing an amended Form 8-K filed on April 27, 2009 that provides the requested disclosure.

* * * * *

Please call Kenneth A. Lefkowitz at (212) 837-6557 or Charles A. Samuelson at (212) 837-6454 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

/s/ Kristy A. Chattaway
Kristy A. Chattaway

Enclosure
cc:           Cenveo, Inc.
Nashua Corporation
Kenneth A. Lefkowitz
Charles A. Samuelson
Philip P. Rossetti
Jeffrey A. Hermanson